Trinity Mirror plc

12g3-2(b)

06014086

RECEIVED
JUN 05 2006
PROCESSING SECTION
WASH, D.C. 213

25 May 2006

SUPPL

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Josefina Tallqvist

Encs.

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Review Announcement

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 541221

The Company has today received notification from Aviva plc, on behalf of its subsidiary Morley Fund Management Limited, th they are interested in 19,860,291 Trinity Mirror plc Ordinary Shares (previously 20,999,539), representing 6.77% of the issued share capital (previously 7.179%).

previous cancel confirm

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on *confirm*. If you need to make any changes to the announcement details you have assigned, click on *previous*.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provide: you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on *cancel* if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

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Announcement Details

Company Name	Trinity Mirror PLC
Category	Director/PDMR Shareholding
Headline	Director/PDMR Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

TRINITY MIRROR PLC (the "Company")

The Company has today received notice that one of its non-executive directors, Mr David Ross, has purchased 345 10p Ordinary shares in the Company at the price of £4.97p each. The purchase was made pursuant to an irrevocable mandate given by Mr Ross to his brokers under which they purchase shares each month equivalent in value to his net directors' fees.

Following this transaction Mr Ross's holding is 8,167 shares in the Company.

Review Announcement

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provi you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	Trinity Mirror PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Contact Name	Lorraine Harris
Contact Telephone No	020 7293 3281
Additional Distribution	

Full Announcement Text

ANS: 541221

The Company has today received notification from Aviva plc, on behalf of its subsidiary Morley Fund Management Limited, th they are interested in 19,860,291 Trinity Mirror plc Ordinary Shares (previously 20,999,539), representing 6.77% of the issued share capital (previously 7.179%).

previous cancel confirm

previous cancel confirm